Apex Mortgage Capital Reports Fourth Quarter Earnings

     LOS ANGELES, California - February 1, 2000 -- Apex Mortgage Capital, Inc. (NYSE: AXM) today reported net income for the quarter ended December 31, 1999 of $2,331,000, or $0.40 per diluted share compared to $2,382,000, or $0.41 per diluted share for the quarter ended December 31, 1998. Net income for the year was $11,112,000, or $1.92 per diluted share compared to $5,547,000, or $0.90 per diluted share for 1998.

     Commenting on the Company's operating results, Philip A. Barach, Chief Executive Officer, stated, "Fourth quarter net income was fairly consistent with year ago levels. As was the case last year, operating earnings during the fourth quarter were negatively impacted by rising funding costs, primarily in December, in response to year-end pressures in the financial markets. This situation was exacerbated during the 1999 quarter by Y2K concerns and the recent tightening in monetary policy by the Federal Reserve Board. Looking at longer term results, we are pleased to have more than doubled annual net income per share in 1999 as well as having increased the dividend three times during the year."

     Daniel K. Osborne, Chief Financial Officer, added, "Fourth quarter net income also benefited from capital gains of $0.03 per diluted share, net of expenses. Operating earnings, excluding the impact of capital gains, were $0.38 per diluted share for the quarter. This represents a 12% increase over the $0.34 per share earned in the year-ago quarter. This improvement resulted primarily from increased net interest spreads on our current fixed income portfolio in comparison to the prior year. Looking forward, first quarter earnings may benefit from a decline in net funding costs in comparison to the fourth quarter as year-end pressures have dissipated. However, operating earnings could decline if short-term interest rates were to rise above January 2000 levels."

     The Company's book value declined to $10.40 per average share, including all off balance sheet hedging transactions, as compared to $10.64 at September 30, 1999. This slight decline is due primarily to a decline in the fair market value of the Company's fixed income and equity investments. This decline was partially offset by an increase in the market value of hedging instruments.

     Mr. Barach continued, "Interest rates increased significantly during the fourth quarter with U.S. Treasury rates rising as much as 3/4 of one percent. This increase followed a trend of overall rising interest rates throughout 1999. In fact, 1999 has been the 2nd worst year in the bond market as measured by the Lehman Aggregate Bond Index since that index's inception in 1973. In response to this environment, we extended the duration of the Company's hedging instruments in both the third and fourth quarters. These actions significantly mitigated the impact that rising interest rates have had on the value of our portfolio. Subsequent to year-end, we entered into an additional hedging transaction to further combat the negative affects of rising rates. While the portfolio is by no means immune to further interest rate volatility, we generally expect the recent actions taken will lessen the impact of interest rate changes over the near term."

     Offer for Impac Commercial Holdings

     On September 8, 1999, the Company submitted an offer to acquire Impac Commercial Holdings, Inc. ("ICH") in a tax-free merger by exchanging 0.60328 shares of its common stock for each ICH share outstanding. At that time, the offer presented ICH shareholders with the opportunity to receive a substantial premium over the market price of the shares as well as a substantial premium over the value to be received in a previously proposed merger with Amresco Capital Trust ("AMCT"). On October 26, 1999, the ICH Board of Directors rejected the Company's offer. On January 4, 2000, ICH announced the termination of their merger agreement with AMCT.

     Commenting on the acquisition proposal, Mr. Osborne, stated, "As both an ICH shareholder and a bidder for ICH, we are very disappointed the ICH Board of Directors rejected our offer. We are, however, pleased that it does not appear that ICH will be sold to AMCT at a discount to our offer. We have subsequently reiterated our desire to openly negotiate an acquisition of ICH with its Board of Directors. The management of ICH has indicated that they intend to remain an independent company and are not interested in pursuing strategic alternatives at this time.
We intend to vigilantly monitor our investment in ICH and remain ready to open negotiations if the situation changes."

     Apex Mortgage Capital, Inc. is a financial company structured as a real estate investment trust. The Company primarily acquires United States agency securities; other mortgage related securities and mortgage loans. The
Company is listed on the New York Stock Exchange under the symbol "AXM." Investors can obtain additional information about the Company on its web site at www.apexreit.com.

     "Safe Harbor" Statement under the Private Securities Litigation Reform
      Act of 1995:

     Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in or contemplated by these forward-looking statements due to a number of factors, including general economic conditions, overall interest rates, the shape of the yield curve, the availability of suitable mortgage assets, the availability of debt capital, mortgage prepayment rates, the impact of leverage, the effectiveness of hedging and other risk factors outlined in the Company's SEC reports.

MEDIA CONTACT:     Josh Pekarsky/Adam Weiner
                   Kekst and Company
                   212-521-4800

INVESTOR CONTACT:  Daniel Osborne
                   Chief Financial Officer
                   Apex Mortgage Capital, Inc.
                   213-244-0461

                              - Tables to follow -

                         - Apex Mortgage Capital, Inc.

                                 Balance Sheets

                                                               December 31, 1999    December 31, 1998
Assets                                                            (Unaudited)
    Cash and cash equivalents                                  $       2,605,000    $      12,679,000
    Fixed income securities available-for-sale, at fair value        701,143,000          829,712,000
    Equity securities available-for-sale, at fair value               17,481,000           16,422,000
    Accrued interest receivable                                        6,254,000            5,151,000
    Principal payments receivable                                      3,537,000              937,000
    Unrealized gain on forward contracts                               3,909,000                    -
    Other assets                                                         816,000              577,000
                                                                ----------------    -----------------
                                                                $    735,745,000    $     865,478,000
                                                                ================    =================
Liabilities and Stockholders' Equity
    Liabilities
       Reverse repurchase agreements                            $    672,660,000    $     767,908,000
       Payable for unsettled securities                                        -              838,000
       Accrued interest payable                                        3,660,000            6,173,000
       Dividend payable                                                2,724,000            1,777,000
       Accrued expenses and other liabilities                            660,000              752,000
                                                                ----------------    -----------------
                                                                     679,704,000          777,448,000
                                                                ----------------    -----------------
Stockholders' Equity
    Preferred Stock, par value $0.01 per share; 50,000,000 shares authorized; no shares outstanding
    Common Stock, par value $0.01 per share; 100,000,000 shares
       authorized; 6,700,100 shares outstanding                           67,000               67,000
    Additional paid-in-capital                                        93,265,000           92,978,000
    Accumulated other comprehensive income (loss)                    (26,513,000)           6,689,000
    Accumulated dividend distributions in excess of net income          (209,000)          (1,135,000)
    Treasury stock, at cost (947,100 shares)                         (10,569,000)         (10,569,000)
                                                                ----------------    -----------------
                                                                      56,041,000           88,030,000
                                                                ----------------    -----------------
                                                                $    735,745,000    $     865,478,000
                                                                ================    =================

Ending Shares Outstanding, net of treasury shares                      5,753,000            5,753,000

Book Value Per Share                                            $           9.74    $           15.30

Unrealized Gain (Loss) on Off-Balance Sheet Hedging Instruments  $     3,815,000    $      (9,994,000)

Book Value Per Share
Adjusted for Off-Balance Sheet Hedging Instruments               $         10.40    $           13.56

                                        Apex Mortgage Capital, Inc.

                                          Statements of Operations
                                                (Unaudited)

                                                Three Months Ended                Twelve Months Ended
                                                   December 31,                      December 31,
                                               1999             1998            1999             1998
Interest Income:
     Fixed income securities             $  12,303,000    $  13,800,000   $   52,216,000  $  41,265,000
     Cash and cash equivalents                  72,000           82,000          301,000        710,000
                                         -------------    -------------   --------------  -------------
                                            12,375,000       13,882,000       52,517,000     41,975,000
Interest Expense                            10,093,000       11,726,000       42,345,000     36,007,000
Net Interest Income                          2,282,000        2,156,000       10,172,000      5,968,000
Net Gain on Investment Transactions            225,000          571,000        1,939,000      1,047,000
Dividend Income                                489,000          496,000        2,388,000        636,000
General and Administrative Expenses:
     Management fee                            157,000          154,000          629,000        644,000
     Incentive fee                             216,000          422,000        1,714,000        619,000
     Audit and tax fees                         23,000           41,000           73,000         75,000
     Insurance expense                          67,000           67,000          267,000        267,000
     Directors' fees                            15,000           15,000           60,000         70,000
     Stock option expense                       71,000           34,000          288,000        118,000
     Other                                     116,000          108,000          356,000        311,000
                                          ------------    -------------   --------------  -------------
                                               665,000          841,000        3,387,000      2,104,000
                                          ------------    -------------   --------------  -------------
Net Income                                $  2,331,000    $   2,382,000   $   11,112,000   $  5,547,000
                                          ============    =============   ==============   ============
Net Income Per Share:
     Basic                                $       0.41    $        0.41   $         1.93   $       0.90
                                          ============    =============   ==============   ============
     Diluted                              $       0.40    $        0.41   $         1.92   $       0.90
                                          ============    =============   ==============   ============
Weighted Average Number of Shares
Outstanding:
     Basic                                   5,753,000        5,761,000        5,753,000      6,190,000
                                          ============    =============   ==============   ============
     Diluted                                 5,771,000        5,761,000        5,779,000      6,190,000
                                          ============    =============   ==============   ============

Dividends Declared Per Share                   $  0.46          $  0.30          $  1.72        $  1.07
                                          ============    =============   ==============   ============

Selected Portfolio Data as of December 31, 1999 (Dollars in Thousands)
----------------------------------------------------------------------
                                                                 Percent of
                                                                    Fixed        Amortized      Current
Fixed Income Portfolio by Security Type             Par Amount      Income       Cost Basis      Coupon
                                                                  Portfolio
------------------------------------------------------------------------------------------------------
15 Year Agency/AAA Pass-throughs                      $167,717         23.0%        100.49%       6.50%
20 Year Agency Pass-throughs                           251,819         34.5%        100.46%       6.50%
30 Year Agency/AAA Pass-throughs                        31,424          4.3%        101.36%       6.99%
AAA CMOs                                               237,202         32.5%         99.76%       6.81%
Total Fixed Rate Holdings                              688,162         94.2%        100.26%       6.63%
Other Fixed Income Securities                           10,400          1.4%         69.38%      13.90%
ARMS                                                    31,923          4.4%        101.73%       6.62%
Total Mortgage Securities                             $730,485       100.00%         99.89%       6.70%

                                                                                                Average
                                                                         Notional       Rate     Fixed
Interest Rate Swap Agreements                                             Amount      Received    Rate
                                                                                                  Paid
-------------------------------------------------------------------------------------------------------
(Ranging in term from 1.4 to 2.4 years)                                  $390,129     One Month   5.87%
                                                                                        LIBOR

                                                                                       Average
                                                                                      Maturity of
                                                                          Notional    Underlying
Forward Contracts to Sell U.S. Treasury Notes                              Amount     Securities
-------------------------------------------------------------------------------------------------------
At December 31, 1999                                                      $335,000    3.4 Years

Entered into after December 31, 1999                                      $100,000    4.1 Years